UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

iRhythm Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-37918	41-3421287
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

699 8th Street, Suite 600
San Francisco, California 94103
(Address of principal executive offices) (Zip code)

Daniel Wilson
Chief Financial Officer
(415) 632-5700
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which this information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2025 to December 31, 2025

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure
A copy of the Conflict Minerals Report of iRhythm Holdings Inc. (“iRhythm”) for the reporting period January 1, 2025 to December 31, 2025 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at iRhythm’s website at https://investors.irhythmtech.com/financials/sec-filings.

Item 1.02. Exhibit.
iRhythm has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Item 2.01. Exhibits.
The following exhibit is filed as part of this report on Form SD:

Exhibit Number	Description of Document
1.01	iRhythm Holdings, Inc. Conflict Minerals Report for the reporting period January 1, 2025 to December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

IRHYTHM TECHNOLOGIES, INC.

Date: May 14, 2026	By:	/s/ Daniel Wilson
	Name:	Daniel Wilson
	Title:	Chief Financial Officer